UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2008
Commission File Number: 0-29350

Vasogen Inc.

(Translation of registrant's name into English)

2505 Meadowvale Blvd, Mississauga, Ontario, L5N 5S2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

The Consolidated Financial Statements and Notes to Consolidated Financial Statements for the year ended November 30, 2007, together with Report of Independent Registered Public Accounting Firm thereon, attached hereto as Exhibit 99.1 and incorporated by reference into this report, the Management’s Responsibility for Consolidated Financial Statements, attached hereto as Exhibit 99.2 and incorporated by reference into this report, the Management's Discussion and Analysis for the year ended November 30, 2007, attached hereto as Exhibit 99.3 and incorporated by reference into this report, the Report of Independent Registered Public Accounting Firm re Internal Control over Financial Reporting,  attached hereto as Exhibit 99.4 and incorporated by reference into this report, and the Consent of Independent Registered Public Accounting Firm, attached hereto as Exhibit 99.5 and incorporated by reference into this report, are hereby incorporated by reference as exhibits to the Company's Registration Statements on Form S-8 (File No. 333-133328, File No. 333-124226 and File No. 333-115701) and on Form F-10 (File No. 333-130578) under the Securities Act of 1933.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASOGEN INC.

Date: January 22, 2008	By:	/s/ Graham Neil
Name: Graham Neil
Title: Vice President, Finance Chief Financial Officer

EXHIBIT LIST

Exhibit	Description

99.1	Consolidated Financial Statements and Notes to Consolidated Financial Statements for the year ended November 30, 2007, together with Report of Independent Registered Public Accounting Firm thereon
99.2	Management’s Responsibility for Consolidated Financial Statements
99.3	Management’s Discussion and Analysis for the year ended November 30, 2007
99.4	Report of Independent Registered Public Accounting Firm re Internal Control over Financial Reporting
99.5	Consent of Independent Registered Public Accounting Firm